COMPUTER HORIZONS COMPLETES ACQUISITION OF
UK-BASED SPARGO CONSULTING PLC

Company Expands Solutions, EMU and International Capabilities

         MOUNTAIN LAKES, N.J., June 30, 1998--Continuing its aggressive globalization program, Computer Horizons Corp. (NASDAQ:CHRZ), a diversified information services and proudcts company, today announced that its offer for London Stock Exchange-listed Spargo Consulting PLC has been successfully completed.

         The offer, on June 3, 1998, became wholly unconditional with acceptances aggregating over 90% of Spargo Consulting's issued shared capital. Computer Horizons therefore has the right under English Company Law to acquire compulsorily the remaining shareholdings of those Spargo Consulting stockholders on the same terms as the initial offer.

         Computer Horizons is acquiring Spargo Consulting in exchanges for common stock. Under the terms of the offer, each share of Spargo Consulting receives 0.15096 of a share of Computer Horizons common stock. The transaction involves the issue of approximately 1.9 million shares of common stock representing slightly less than 6.6% of Computer Horizons' current outstanding common stock, with an approximate value of $67.4 million. Spargo Consulting's board of directors recommended the offer to its shareholders.

         "After carefully reviewing dozens of acquisition candidates, we selected Spargo Consulting because it best matched our strategic goals," stated John Cassese, President and Chairman of Computer Horizons. "Further, based on their historical financial performance, we believe the acquisition will be immediated accretive. A successful UK IT solutions firm, Spargo has been able to attract an impressive array of blue chip clients, many of which are the European affiliates of US headquartered Fortune 500 companies. Expanding upon their current strategic offerings--including thier emerging EMU practice--matches our stated beyond Year 2000 strategy."

         "The acquisition of Spargo Consulting further enables Computer Horizons to better respond to the growing demand for our services in the UK, and complements our existing strengths in the US market. Spargo Consulting brings with it considerable infrastructure and an experienced management team which will strengthen Computer Horizons' global presence. Up to now, the amount of Computer Horizons revenue derived from sources outside the U.S. has not been significant," added William J. Murphy, Chief Financial Officer and Executive Vice President of Computer Horizons.

         Tony Spargo, President of Spargo Consultings, who wil be staying with the acquired company, stated, "The acqusition will enable, for the first time, Spargo Consulting to service its customers on the US side of the Atlantic while increasing its offerings on the British side. Being able to add Computer Horizons' Year 2000 capabilities to our EMU practice will be a win-win situation for all of our clients."
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         "Spargo Consulting has built itself into a leading UK-based information technology service provider," said Bob Morton, Chairman of Spargo Consulting. "By combining with Computer Horizons we can expand and develop the range of services that we can offer, add resources to support our growing client base and enhance our quality of service."

         Spargo Consulting is an information technology consultancy service provider in the UK offering a range of services in software applications including build, maintenance and enhancement, for a largely blue chip client base in the UK. Spargo Consulting's target customer base comprises large computer users in major corporations, financial institutions and leading consulting companies based in the UK, the US and Western Europe. Spargo Consulting's client list includes TSB Plc, Xerox Limited, J.P. Morgan, J.H. Marsh & McLellan Limited and Ladbroke Raacing Limited.

         Computer Horizons Corp., founded in 1969, is a diversified information technology services company with 4,000 employees worldwide. Through its international network of 50 offices in the US, UK, and Canada, it provides clients with resource augmentation and advanced technology solutions to business problems through applications development, client/server migration, network management, emerging technologies, and legacy systems maintenance, including its industry-leading solution to the millenium date-change problem, Signature 2000. Please visit our Web site at http://www.computerhorizons.com. E-mail address for more information is: information@chc.fabrik.com.

         This press release includes certain "forward-looking statements" for purposes of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 that involves risks and uncertainties that could cause actual results to differ materially. Such statements are based upon, among other things, assumptions made by, and information currently available to, management, including management's own knowledge and assessment of Computer Horizons' industry and competition.

CONTACT: David Reingold/William Murphy            Stacy Lipschitz/Laura Hupprich
         Computer Horizons                        Ruder Finn
         (973) 299-4000                           (212) 583-2757/ (212) 593-6387
         dreingol@computerhorizons.com            lipschitzs@ruderfinn.com
         wmurphy@computerhorizons.com             hupprich@ruderfinn.com